SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: October 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         ------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: +011-41-1-317-7111
                                                      ------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated October 28, 2003, announcing the Company's financial results for the third quarter of its 2003 fiscal year.

2. Summary financial information of the Company for the nine months ended September 30, 2003.

THE MATERIAL SET FORTH HEREIN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER TO SELL, OR AS A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES. THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE LAWS OF ANY STATE, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS. THE COMPANY DOES NOT INTEND TO MAKE A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

Press Release

Posting higher Q3 orders, EBIT and cash flow, ABB announces program to strengthen capital

o Core divisions report double-digit order, EBIT growth - revenues, cash flow also higher
o    Broad new financing plan includes equity increase, new bank credit, bond
o    Preliminary agreement signed to sell upstream oil and gas business

ABB Q3 2003 key figures (US$ millions)
---------------------------------------------------------------------------------------------------------
                                                              July-Sept      July-Sept          % change
                                                                   2003          2002*           nominal
---------------------------------------------------------------------------------------------------------
Orders            Group                                           4,413          4,240                4%
                  ---------------------------------------------------------------------------------------
                    Power Technologies                            1,830          1,509               21%
                  ---------------------------------------------------------------------------------------
                    Automation Technologies                       2,361          2,036               16%
---------------------------------------------------------------------------------------------------------
Revenues          Group                                           4,798          4,491                7%
                  ---------------------------------------------------------------------------------------
                    Power Technologies                            1,873          1,739                8%
                  ---------------------------------------------------------------------------------------
                    Automation Technologies                       2,442          2,064               18%
---------------------------------------------------------------------------------------------------------
EBIT**            Group                                             262           (86)               n/a
                  ---------------------------------------------------------------------------------------
                    Power Technologies                              113             97               16%
                  ---------------------------------------------------------------------------------------
                    Automation Technologies                         181            141               28%
                  ---------------------------------------------------------------------------------------
                    Non-core activities                              47          (191)               n/a
                  ---------------------------------------------------------------------------------------
                    Corporate                                      (79)          (133)               n/a
---------------------------------------------------------------------------------------------------------
EBIT margin       Group                                            5.5%            N/a
                  ---------------------------------------------------------------------------------------
                    Power Technologies                             6.0%           5.6%
                  ---------------------------------------------------------------------------------------
                    Automation Technologies                        7.4%           6.8%
---------------------------------------------------------------------------------------------------------
Income/(loss) from discontinued operations                        (343)          (141)               n/a
---------------------------------------------------------------------------------------------------------
Net income/(loss)                                                 (279)          (148)               n/a
---------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                                  (0.23)         (0.13)               n/a
---------------------------------------------------------------------------------------------------------

* Restated to reflect the move of businesses to discontinued operations, a restatement filed by the Swedish Export Credit Corp., and the impact of the equity conversion option (bifurcation) on the convertible bond issued in May 2002. See Summary Financial Information for more information.

** Earnings before interest and taxes. See Summary Financial Information for more information.

Zurich, Switzerland, October 28, 2003 - ABB's core divisions, Power Technologies and Automation Technologies, today reported another quarter of improved results, with double-digit growth in orders and earnings before interest and taxes
(EBIT), plus higher revenues and operating cash flow.

ABB again successfully lowered costs and increased margins. Operational improvements, together with divestment gains, lifted the Group's EBIT for the quarter to US$ 262 million, an increase of US$ 348 million compared to the same period of 2002. A number of mainly non-cash losses in discontinued operations led to a net loss of US$ 279 million.

ABB also said today it had signed a preliminary agreement to sell the upstream business in its Oil, Gas and Petrochemicals division to a consortium of equity investors.

On the back of these developments, ABB announced a broad program to strengthen its capital and financing structure. The program comprises a proposal to issue new shares worth the equivalent of approximately US$ 2.5 billion, a newly agreed US$ 1 billion bank credit facility and the launch of a new bond.

"The good performance of our core divisions and the preliminary agreement to sell our upstream business are key milestones on the road to sustainable success," said Jurgen Dormann, ABB chairman and CEO. "The time has come to take another decisive step, and that's why we have announced a financial restructuring program designed to strengthen our balance sheet."

Dormann said the company maintains its 2005 revenue growth, EBIT margin and debt targets, but that it has revised the 2003 local currency revenue growth targets for the core divisions.

"Our operational profitability continues to improve and, thanks to successes at reducing costs, we are in a good position to tap global economic growth when it returns," Dormann said. "We have picked up profitable market share in many areas, and the net Group loss in this quarter is due to mainly non-cash losses in businesses that we are divesting."

Three-pillar capital program
Following the successful launch of a CHF 1 billion convertible bond in August of this year, the capital strengthening program announced today is intended to provide a stronger financial base for the future growth of ABB's core divisions. It is designed to ensure ABB more flexibility on, among other issues, the timing of its divestment program.

The first pillar in the program is a proposal to increase equity, for which the Board of Directors has called an extraordinary general meeting for November 20 2003, to seek shareholder approval to issue up to 1.2 billion new ABB shares.

The proposed share issue will be fully underwritten by a group of banks, which have agreed to underwrite 960 million shares at a minimum issue price of CHF
3.40 per share. This represents a 50-percent discount to the closing share price of CHF 6.80 on October 27, 2003, and provides for an amount equivalent to US$
2.5 billion (subject to exchange rates).

Second, ABB has obtained a new, fully-committed three-year US$ 1 billion credit facility with its banks. ABB said it does not intend to draw on this standby facility but that it would provide additional financial flexibility. It is subject to the successful completion of the capital increase and certain customary conditions.

Third, the company plans to issue a new bond valued at approximately (euro) 650 million (about US$ 750 million). The timing of the issue depends on conditions in the financial markets. The company intends to use proceeds from the bond to further adjust its debt repayment schedule, aiming for a stable long-term annual maturity profile.

Disposal of upstream oil and gas business
ABB has signed a preliminary agreement to sell most of its upstream business in the Oil, Gas and Petrochemicals division to a private equity consortium consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC. The price range is between US$ 925 million and US$ 975 million.

The consortium and ABB intend to work diligently towards signing a definitive sale and purchase agreement. The documentation and the consortium's financing arrangements are very well advanced and the definitive agreement is expected to be signed before the end of 2003.

The timing for signing and completion is subject to the progress of a legal compliance review, undertaken by ABB together with the consortium.

The review follows ABB's disclosure in the annual Form 20-F filing to the Securities and Exchange Commission (SEC) in June 2003 of potentially improper payments in an African country in connection with the upstream business. In its subsequent internal investigations, ABB uncovered a limited number of additional improper payments in the upstream business in three countries in Africa, Central Asia, and South America, which ABB has recently voluntarily disclosed to the U.S. Department of Justice and the SEC. ABB is cooperating fully with the U.S. Department of Justice and the SEC.

The review is being designed to discover whether there are other instances of non-compliance in the upstream business.

ABB's upstream business has 7,500 employees and had revenues of US$ 1.7 billion in 2002. The divestment does not include the mainly downstream ABB Lummus Global business.

ABB has changed management responsibilities for the upstream and downstream Oil, Gas and Petrochemicals business and has given Peter Voser, ABB's chief financial officer, direct management responsibility for the businesses until divested. The business area manager for the upstream business, Erik Fougner, reports to Voser. The company also said it has appointed Samir Brikho, formerly a senior manager at Alstom and earlier at ABB, as business area manager of ABB Lummus Global - including the floating production systems unit in Houston, Texas - to support Voser in preparing these businesses for disposal.

Summary of third quarter results
Orders from Asia, especially China and India, continued to grow at a double-digit pace. Demand was stable or slightly lower in most of Europe and was weaker in the Americas. Orders grew in the Middle East. Service orders continued to grow strongly. Product orders were supported by customers' spending on maintenance, repair and replacement as they continued to focus on reducing operational expenses. Capital expenditure on new plants, systems and equipment remained cautious in most sectors. Investment in large power transmission projects continues to be delayed.

The translation of local currency transactions into U.S. dollars for reporting purposes positively impacted reported orders and revenues by more than 10 percent as the U.S. dollar remained weak against the Euro.

Orders received for the core divisions in the third quarter of 2003 grew 18 percent to US$ 4,191 million (up 9 percent in local currencies). Group orders amounted to US$ 4,413 million, up 4 percent compared to the same period last year (US$ 4,240 million) and down 5 percent in local currencies. Group orders were affected by lower orders received in the Building Systems business within Non-core activities, due to more selective bidding and the divestments of large parts of the business.

The combined order backlog for the core divisions amounted to US$ 9,983 million compared to US$ 10,048 million at the end of the second quarter (down 2 percent in local currency terms). The order backlog for the Group at the end of the third quarter was

US$ 10,262 million, down 5 percent compared to the second quarter (US$ 10,781 million on June 30, 2003) primarily due to divestments of the Building Systems business in several countries.

Total revenues in the core divisions in the third quarter rose 13 percent to US$ 4,315 million compared to the same quarter a year ago (up 3 percent in local currencies). Group revenues were 7 percent higher at US$ 4,798 million (down 4 percent in local currencies). In Non-core activities, revenues were 33 percent lower, again reflecting selective bidding in the Building Systems business as well as Building System disposals in several countries.

EBIT in the core divisions amounted to US$ 294 million, an increase of 24 percent compared to US$ 238 million in the same period last year. Group EBIT was US$ 262 million, up US$ 348 million from a loss of US$ 86 million in the third quarter of 2002. Included in Group EBIT is a US$ 95 million gain on the divestment of the Building Systems business in the Nordic countries, of which US$ 30 million related to asset sales were recorded in Non-core activities, and US$ 65 million related to sales of shares was recorded in Corporate, improving the results in those two areas. Restructuring costs in the quarter amounted to US$ 69 million compared to US$ 51 million in the third quarter of last year.

The Group EBIT margin in the quarter was 5.5 percent.

Finance net* was negative US$ 128 million compared to income of US$ 110 million in the third quarter of 2002. The higher costs are due primarily to the mark-to-market treatment of the 2002 convertible bond, which produced a non-cash expense of US$ 43 million in the quarter, compared to a non-cash gain of US$ 182 million in the third quarter of last year.

Discontinued operations reported a loss of US$ 343 million, compared to a loss of US$ 141 million in the third quarter of 2002. The negative result comprises:

o A US$ 195 million net loss in the Oil, Gas and Petrochemicals division, reflecting non-cash provisions in the downstream business of US$ 108 million to write down its remaining assets in a refinery project in India (as described in ABB's 2002 annual report and Form 20-F) that was first started in 1996 but has not yet received the required financing; US$ 30 million to cover cost overruns on a petrochemicals project in the Netherlands; and, following a recent out-of-court settlement, the non-cash write-down of US$ 35 million in receivables related to a project dating from 1997.
o A US$ 24 million charge on the anticipated sale of ABB Export Bank, which is subject to the approval of the Swiss Banking Commission.
o A total of US$ 122 million in non-cash expenses related to asbestos, mainly comprising a US$ 67 million expense on the mark-to-market increase in the value of some 30 million ABB Ltd shares committed to cover part of the company's asbestos liabilities; and a provision of US$ 41 million to cover the net present value of the first two US$ 25 million asbestos payments, previously considered contingent. The payments for 2008 and 2009 remain contingent. There is no change to the plan of reorganization nor to the company's total asbestos liability.
---------------
* Finance net is the difference between interest and dividend income and interest and other finance expenses.

ABB's net loss for the third quarter amounted to US$ 279 million, compared to a net loss of US$ 148 million for the same period in 2002.

Cash flow
Net cash from operations for the group improved by US$ 347 million to US$ 121 million in the third quarter compared to cash used in the year-earlier period of US$ 226 million. The two core divisions contributed a combined cash flow in the quarter of US$ 307 million, up 18 percent from US$ 261 million in the same quarter in 2002. Cash outflows of US$ 200 million in the Oil, Gas and Petrochemicals division were partly offset by positive cash effects of US$ 100 million recorded in Corporate and other, including asbestos-related cash payments of US$ 56 million. In addition, US$ 86 million was used in Non-core activities, mainly in the Building Systems business.

Cost reduction
ABB achieved savings of about US$ 190 million in the third quarter (US$ 420 million for the first nine months of the year) from its business improvement program, called Step Change. Introduced in late 2002, the goals of the program are to increase the competitiveness of ABB's core businesses, reduce overhead costs and streamline operations by approximately US$ 900 million (revised from US$ 800 million) on an annual basis by 2005. The Step Change program is expected to be completed by mid-2004.

Major cost-saving projects implemented in the third quarter include an IT outsourcing agreement with IBM, factory consolidation in Germany, Italy and the U.S., as well as supply chain management improvements in a number of countries. As a result of the Step Change program, the company reduced 1,800 jobs in the quarter for a total of 5,600 Step Change-related job reductions so far this year.

As of September 30, 2003, ABB employed 119,900 people, compared to 139,100 at the end of 2002.

Divestments
ABB continued its program of divesting non-core businesses and other assets and using the proceeds to pay down debt. The company received cash proceeds of US$ 185 million in the third quarter for its Nordic Building Systems business (primarily Sweden, Norway, Denmark and Finland).

The company also recorded a charge of US$ 24 million under discontinued operations for the anticipated sale of its ABB Export Bank, which is subject to the approval of the Swiss Banking Commission.

So far this year, disposals of businesses and leasing and other financial portfolios have generated total cash proceeds of about US$ 860 million. With the announced preliminary agreement to sell parts of the Oil, Gas and Petrochemicals division and other remaining divestment assets, ABB is on track to achieve its target of US$ 2 billion in divestment proceeds.

Balance sheet and debt
Cash and marketable securities at the end of September amounted to US$ 4,263 million, up from US$ 4,098 million at the end of the previous quarter. Total debt (short-term and long-term borrowings) amounted to US$ 8,346 million, compared to US$ 8,185 million three months earlier. Total debt includes about CHF 1 billion raised through a seven-year, 3.5-percent convertible bond that ABB launched at the end of August, and about US$ 100 million from application of Financial Accounting Standards Board Interpretation No. 46 (FIN 46).

Some US$ 1.1 billion of total debt matures before the end of this year, comprising aggregate borrowings of approximately US$ 750 million under the revolving credit facility negotiated in December 2002, which expires in December of this year (with a 364-day term-out option), and US$ 365 million in maturing bonds.

Stockholders' equity decreased to US$ 1,019 million from US$ 1,277 million at the end of June 2003.

Asbestos
On July 31, a U.S. district court approved a pre-packaged Chapter 11 protection plan filed earlier in the year by a U.S. subsidiary of ABB, Combustion Engineering, marking further progress towards a settlement of the asbestos issue. Following the court's approval, an appeals period began on a fast-track basis before the U.S. 3rd Circuit Court of Appeals. All documentation was received by the court on October 7 and a hearing date has been set for December 16, 2003. ABB remains confident that the plan will be approved.

Group outlook
The company confirms its revenue, EBIT and gearing (total debt divided by total debt plus stockholders' equity) targets for 2005. From 2002 to 2005, ABB expects compound average annual revenue growth of 4 percent in local currencies. The Power Technologies division expects compound average annual revenue growth of
5.3 percent in local currencies. The Automation Technologies division expects compound average annual revenue growth of 3.3 percent in local currencies.

For 2005, the Group's target EBIT margin remains 8 percent in U.S. dollars and the company intends to reduce total debt to about US$ 4 billion and gearing to approximately 50 percent, also unchanged.

ABB confirms its 2003 EBIT margin targets of 4 percent in U.S. dollars for the Group, 7.0 percent for the Power Technologies division and 7.1 percent for the Automation Technologies division.

ABB is adjusting its 2003 local currency revenue growth target to reflect ongoing market weakness. The Power Technologies division now forecasts revenue growth in local currencies of 3.0 percent for 2003, compared to its original target of 5.3 percent. The Automation Technologies division has revised its revenue growth target in local currencies to 2.0 percent from 3.0 percent.

Revenue and margin targets exclude major acquisitions and divestitures.

In the absence of cash proceeds from the divestment of its Oil, Gas and Petrochemicals business this year, and following the application of FIN 46, which adds approximately US$ 100 million to consolidated debt, the total debt target for 2003 is now US$ 7.3 billion, compared to the previous target of US$
6.5 billion. The new target does not include the issuance of a bond that is part of the program announced today to strengthen ABB's capital structure. The gearing target for 2003 remains unchanged at 70 percent.

Divisional performance Q3 2003

Power Technologies division
--------------------------------------------------------------------------------------------------
  US$ in millions                                     July-Sept.       July-Sept.*       Change
  (except where indicated)                                  2003              2002
--------------------------------------------------------------------------------------------------
Orders                                                     1,830             1,509          21%
--------------------------------------------------------------------------------------------------
Revenues                                                   1,873             1,739           8%
--------------------------------------------------------------------------------------------------
 EBIT                                                        113                97          16%
--------------------------------------------------------------------------------------------------
 EBIT margin                                                6.0%              5.6%
==================================================================================================
Restructuring costs (included in above EBIT figure)          -20               -12
--------------------------------------------------------------------------------------------------

* Restated

The Power Technologies division reported a strong increase in orders received in the third quarter, led by continued double-digit growth in China, especially in the product businesses, and in the Middle East, where a number of large projects were booked. Orders were also higher in Europe. Orders from North America remained at a low level, although there are signs that the bottom of the demand curve has been reached in that market.

Orders increased 21 percent to US$ 1,830 million (up 13 percent in local currencies) in the third quarter. Orders were higher in all business areas. Orders grew at a double-digit pace in both U.S. dollars and local currencies in Utility Automation Systems, Power Systems and Power Transformers.

Significant orders in the quarter included a US$ 54-million order from Bombardier Transportation for traction transformers used in electrical locomotives, two contracts with a total value of US$ 60 million to supply distribution substations to the United Arab Emirates, and large utility automation orders from Mexico and Germany with a total value of US$ 60 million.

The need for network upgrades in the U.S., reflected in the massive power outage in August, is expected to trigger major investments once the necessary regulatory and political decisions have been taken. Some smaller orders were already received in the quarter, including a consulting contract for a utility to assess its power grid and a US$ 12 million power transmission order from Pacific Gas and Electric Company.

Revenues in the quarter were 8 percent higher at US$ 1,873 million (1 percent lower in local currencies). Revenues were higher in High-Voltage Technology, Medium-Voltage Technology and Power Transformers, and flat to slightly lower in Power Systems and Utility Automation Systems.
Third-quarter EBIT increased by 16 percent to US$ 113 million despite higher restructuring charges compared to the year-earlier period. The division continued to benefit from product and site rationalization programs as well as from Step Change improvements. The EBIT margin before restructuring increased from 6.3 percent in the third quarter of last year to 7.1 percent in the third quarter of 2003.

Automation Technologies division
--------------------------------------------------------------------------------------------------
  US$ in millions                                     July-Sept.       July-Sept.*       Change
  (except where indicated)                                  2003              2002
--------------------------------------------------------------------------------------------------
Orders                                                     2,361             2,036          16%
--------------------------------------------------------------------------------------------------
Revenues                                                   2,442             2,064          18%
--------------------------------------------------------------------------------------------------
 EBIT                                                        181               141          28%
--------------------------------------------------------------------------------------------------
 EBIT margin                                                7.4%              6.8%
==================================================================================================
Restructuring costs (included in above EBIT figure)          -40               -10
--------------------------------------------------------------------------------------------------

* Restated

The Automation Technologies division also reported a significant improvement in orders in the quarter, even though the overall market remained flat. Order growth continued strongly in China and India, at more than 40 percent, while the rest of Asia showed steady growth at more modest levels. Orders were stable in Europe. Although we have seen some signs of economic recovery in the U.S., the industrial sector has not yet seen an increase in capital expenditures. The product and service business developed strongly in the quarter, while most of the larger-project systems business remained at lower levels.

Total orders received for the division were up 16 percent (6 percent in local currencies) to US$ 2,361 million compared to the same quarter last year. Orders were higher in all business areas. Important orders in the quarter included a US$ 30-million telecommunications contract for the Sakhalin II oil field development in Russia.

Revenues rose 18 percent (7 percent in local currencies) to US$ 2,442 million compared to the third quarter of last year, driven mainly by growth in the product and service businesses. Revenues were higher in all business areas.

Earnings before interest and taxes (EBIT) improved by 28 percent to US$ 181 million, reflecting continuing progress in improving productivity and reducing costs, the ongoing growth in the higher-margin service business, and more selective bidding. The EBIT margin before restructuring increased from 7.3 percent in the third quarter of last year to 9.0 percent in the third quarter of 2003.

Non-core activities
-------------------------------------------------------------------------------------------------------
US$ in millions                                            July-Sept.2003             July-Sept.**2002
-------------------------------------------------------------------------------------------------------
EBIT                                                                   47                         -191
-------------------------------------------------------------------------------------------------------
     Insurance                                                         59                           -2
-------------------------------------------------------------------------------------------------------
     Equity Ventures                                                   -3                           -1
-------------------------------------------------------------------------------------------------------
     Remaining Structured Finance                                      37                         -101
-------------------------------------------------------------------------------------------------------
     Building Systems                                                  18                          -47
-------------------------------------------------------------------------------------------------------
     New Ventures                                                     -37                          -18
-------------------------------------------------------------------------------------------------------
     Other Non-core activities*                                       -27                          -22
=======================================================================================================
Restructuring costs (included in above EBIT figure)                    -9                           -7
-------------------------------------------------------------------------------------------------------

* Comprises mainly former Group Processes division.
** Restated

Non-core activities recorded EBIT of US$ 47 million in the third quarter compared to a loss of US$ 191 million in the same period of 2002.

EBIT for the insurance business increased, through higher insurance results and improved investment income. The result in the third quarter of 2002 was also affected by weak investment income.

Remaining Structured Finance reported EBIT of US$ 37 million for the third quarter of 2003 compared to a loss of US$ 101 million in the comparable period last year. The figure for the third quarter of 2002 has been restated to reflect a US$ 90 million reduction in income from the Swedish Export Credit Corporation
(SEK). ABB sold its 35-percent stake in SEK in the second quarter of this year.

In Building Systems, the inclusion of US$ 30 million from the gain on the sale of the Nordic part of the business (reflecting sale of assets - the remaining US$ 65 million of the gain is related to the sale of shares and recorded in Corporate) was the main factor behind the positive EBIT in this business in the third quarter. While the underlying market conditions for the remaining businesses - mainly in Germany - continue to be weak, their profitability improved in the quarter.

EBIT in the New Ventures business included a write-down of a wind energy project in Germany and a loss related to the closure of a microturbine venture (equity investment). These represent further steps taken by the company to divest or close down most of its New Ventures business.

Corporate
-------------------------------------------------------------------------------------------------------
US$ in millions                                                   July-Sept.            July-Sept.**
                                                                          2003                    2002
-------------------------------------------------------------------------------------------------------
EBIT                                                                       -79                    -133
-------------------------------------------------------------------------------------------------------
         Headquarters/stewardship                                          -48                    -143
-------------------------------------------------------------------------------------------------------
         Research and development                                          -27                     -22
-------------------------------------------------------------------------------------------------------
         Other*                                                             -4                      32
=======================================================================================================
Restructuring costs (included in above EBIT figure)                          0                     -22
-------------------------------------------------------------------------------------------------------

* Includes consolidation, real estate and Treasury Services.
** Restated

Total corporate costs decreased to US$ 79 million from US$ 133 million in the same quarter last year. Headquarters and stewardship costs were lower primarily because of US$ 65 million of the capital gain related to the divestment of the Nordic Building Systems business. This gain was recorded in Corporate because certain shares of the Nordic business were held by Corporate entities (gains from asset sales were recorded in Non-core activities).

Research and development costs were slightly higher in the quarter but remain in line with full-year plans to reduce corporate R&D expenses. Other costs were higher, reflecting the shift in Treasury Services away from proprietary trading, which generated earnings in the quarter last year, to internal transactions.

Other income and expenses (included in EBIT)
-------------------------------------------------------------------------------------------------------
US$ in millions                                                   July-Sept.             July-Sept.*
                                                                        2003                    2002
-------------------------------------------------------------------------------------------------------
     Restructuring charges                                                 -69                     -51
-------------------------------------------------------------------------------------------------------
     Capital gains                                                         142                      13

-------------------------------------------------------------------------------------------------------
     Write-downs of assets                                                 -38                     -28
-------------------------------------------------------------------------------------------------------
     Income from equity-accounted companies, licenses                       -3                     -69
     and other
-------------------------------------------------------------------------------------------------------

* Restated

The increase in capital gains is mainly the result of the sale of the Nordic part of the Building Systems business in the quarter. The improvement in income from equity-accounted companies reflects losses reported in the third quarter of 2002 by the Swedish Export Credit Corporation, which ABB divested earlier this year.

Discontinued operations (not included in EBIT)
------------------------------------------------------------------------------------------------------
US$ in millions                                                   July-Sept.            July-Sept.*
                                                                        2003                   2002
------------------------------------------------------------------------------------------------------
Net income (loss)                                                         -343                   -141
------------------------------------------------------------------------------------------------------
Oil, Gas and Petrochemicals                                               -195                    -38
------------------------------------------------------------------------------------------------------
Asbestos                                                                  -122                     --
------------------------------------------------------------------------------------------------------
Other                                                                      -26                   -103
------------------------------------------------------------------------------------------------------

* Restated

The item Other in the third quarter of 2003 includes a US$ 24 million charge on the anticipated sale of ABB Export Bank, while Other in the same period in 2002 includes a US$ 96-million loss recorded on Structured Finance, including a one-time charge of US$ 113 million on the anticipated disposal of most of the business. See page 4 for a further discussion of the results from discontinued operations.

Oil, Gas and Petrochemicals
----------------------------------------------------------------------------------------------
US$ in millions                            July-Sept.         July-Sept.*              Change
(except where indicated)                         2003                2002
----------------------------------------------------------------------------------------------
Orders                                              689                 351               96%
----------------------------------------------------------------------------------------------
Revenues                                            818                 911              -10%
----------------------------------------------------------------------------------------------

* Restated

Orders almost doubled in the Oil, Gas and Petrochemicals business from a low level in the third quarter of 2002. Several large orders were booked in both the upstream (exploration and production) and downstream (processing and refining) businesses. Overall, demand is steady in the upstream business but remains weak downstream.

Revenues were 10 percent lower (down 12 percent in local currencies), reflecting both lower order intake in earlier quarters as well as the strategic shift away from lump-sum contracts with large customer advances.

Refer to page 4 for more information on the third-quarter result for the Oil, Gas and Petrochemicals division.

ABB key figures Q3 and first nine months 2003 (US$ millions)
-----------------------------------------------------------------------------------------------------------
                                                         July-Sept.     July-Sept.         % change
                                                             2003         2002<F1>
                                                                                     ----------------------
                                                                                       Nominal      Local
-----------------------------------------------------------------------------------------------------------
Orders            Group                                       4,413          4,240          4%         -5%
                  -----------------------------------------------------------------------------------------
                    Power Technologies                        1,830          1,509         21%         13%
                  -----------------------------------------------------------------------------------------
                    Automation Technologies                   2,361          2,036         16%          6%
                  -----------------------------------------------------------------------------------------
                    Non-core activities                         430          1,061
                  -----------------------------------------------------------------------------------------
                    Corporate                                 (208)          (366)
-----------------------------------------------------------------------------------------------------------
Revenues          Group                                       4,798          4,491          7%         -4%
                  -----------------------------------------------------------------------------------------
                    Power Technologies                        1,873          1,739          8%         -1%
                  -----------------------------------------------------------------------------------------
                    Automation Technologies                   2,442          2,064         18%          7%
                  -----------------------------------------------------------------------------------------
                    Non-core activities                         707          1,049
                  -----------------------------------------------------------------------------------------
                    Corporate                                 (224)          (361)
-----------------------------------------------------------------------------------------------------------
EBIT*             Group                                         262           (86)         n/a         N/a
                  -----------------------------------------------------------------------------------------
                    Power Technologies                          113             97         16%         12%
                  -----------------------------------------------------------------------------------------
                    Automation Technologies                     181            141         28%         21%
                  -----------------------------------------------------------------------------------------
                    Non-core activities                          47          (191)
                  -----------------------------------------------------------------------------------------
                    Corporate                                  (79)          (133)
-----------------------------------------------------------------------------------------------------------
EBIT margin       Group                                        5.5%            N/a
                  -----------------------------------------------------------------------------------------
                    Power Technologies                         6.0%           5.6%
                  -----------------------------------------------------------------------------------------
                    Automation Technologies                    7.4%           6.8%
                  -----------------------------------------------------------------------------------------
                    Non-core activities                        6.6%            N/a
                  -----------------------------------------------------------------------------------------
                    Corporate                                   n/a            N/a
-----------------------------------------------------------------------------------------------------------
Net income/loss                                                -279           -148
-----------------------------------------------------------------------------------------------------------
                                                         Jan.-Sept.     Jan.-Sept.        % change
                                                               2003       2002<F1>
                                                                                    -----------------------
                                                                                     Nominal      Local
-----------------------------------------------------------------------------------------------------------
Orders            Group                                      14,411         13,587          6%         -6%
                  -----------------------------------------------------------------------------------------
                    Power Technologies                        5,798          5,243         11%          2%
                  -----------------------------------------------------------------------------------------
                    Automation Technologies                   7,328          6,522         12%         -1%
                  -----------------------------------------------------------------------------------------
                    Non-core activities                       2,361          3,044
                  -----------------------------------------------------------------------------------------
                    Corporate                               (1,076)        (1,222)
-----------------------------------------------------------------------------------------------------------
Revenues          Group                                      14,344         12,957         11%         -3%
                  -----------------------------------------------------------------------------------------
                    Power Technologies                        5,591          5,041         11%          1%
                  -----------------------------------------------------------------------------------------
                    Automation Technologies                   7,135          6,096         17%          3%
                  -----------------------------------------------------------------------------------------
                    Non-core activities                       2,691          2,920
                  -----------------------------------------------------------------------------------------
                    Corporate                               (1,073)        (1,100)
-----------------------------------------------------------------------------------------------------------
EBIT*             Group                                         520            330         58%         36%
                  -----------------------------------------------------------------------------------------
                    Power Technologies                          388            337         15%          9%
                  -----------------------------------------------------------------------------------------
                    Automation Technologies                     541            411         32%         17%
                  -----------------------------------------------------------------------------------------
                    Non-core activities                        (55)          (145)
                  -----------------------------------------------------------------------------------------
                    Corporate                                 (354)          (273)
-----------------------------------------------------------------------------------------------------------
EBIT margin       Group                                        3.6%           2.5%
                  -----------------------------------------------------------------------------------------
                    Power Technologies                         6.9%           6.7%
                  -----------------------------------------------------------------------------------------
                    Automation Technologies                    7.6%           6.7%
                  -----------------------------------------------------------------------------------------
                    Non-core activities                         n/a            N/a
                  -----------------------------------------------------------------------------------------
                    Corporate                                   n/a            N/a
-----------------------------------------------------------------------------------------------------------
Net income/loss                                                -379             45
-----------------------------------------------------------------------------------------------------------

* Earnings before interest and taxes. See Summary Financial Information for more information.

<F1> Restated to reflect the move of businesses to discontinued operations, a restatement filed by the Swedish Export Credit Corp., and the impact of the equity conversion option (bifurcation) on the convertible bond issued in May 2002.

More information
The 2003 Q3 results press release and presentation slides are available from October 28, 2003 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a telephone conference for journalists today starting at 1000 Central European Time (CET). Callers from the UK should dial +44 20 7107 0611. From Sweden, dial +46 8 5069 2105, and from the rest of Europe, please dial +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours: Playback numbers: +41 91 612 4330 (Europe) or +1 412 858 1440 (U.S.). The code is 119, followed by the # key.

A conference call for analysts and investors is scheduled to begin at 1500 CET. Callers should dial +41 91 610 56 00 (Europe), +1 412 858 4600 (from the U.S.). Callers are requested to phone in ten minutes before the start of the conference call. The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours. Playback numbers: +41 91 612 4330 (Europe) or +1 412 858 1440 (U.S.). The code is 091 followed by the # key.

Reporting dates in 2004 are February 19 for the full-year 2003 results, as well as quarterly reports on April 29, July 29 and October 28.

THE MATERIAL SET FORTH HEREIN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER TO SELL, OR AS A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES. THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE LAWS OF ANY STATE, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects," "believes," "estimates" or similar expressions. We have based these forward-looking statements largely on current expectations and projections about future events, financial trends and economic conditions affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things, the following: (i) the difficulty of forecasting future market and economic conditions; (ii) the effects of, and changes in, laws, regulations, governmental policies, taxation, or accounting standards and practices; (iii) our ability to dispose of certain of our non-core businesses on terms and conditions acceptable to us; (iv) our ability to further reduce our indebtedness as planned; (v) the resolution of asbestos claims on terms and conditions satisfactory to us; (vi) the effects of competition in the product markets and geographic areas in which we operate; (vii) our ability to anticipate and react to technological change and evolving industry standards in the markets we operate; (viii) the timely development of new products, technologies, and services that are useful for our customers; (ix) unanticipated cyclical downturns in some of the industries that we serve; (x) the risks inherent in large, long-term projects served by parts of our business; (xi) the difficulties encountered in operating in emerging markets; and (xii) other factors described in documents that we may furnish from time to time with the U.S. Securities and Exchange Commission, including our Annual Reports on Form 20-F. Although we believe that the expectations reflected in any such forward-looking statement are based on reasonable assumptions, we can give no assurance that they will be achieved. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

For more information please contact:

Media Relations, Zurich                    Investor Relations                     ABB Ltd,
Thomas Schmidt, Wolfram Eberhardt          Switzerland: Tel. + 41 43 317 3804     Affolternstrasse 54,
Tel:  +41 43 317 6492, +41 43 317 6512     Sweden: Tel. + 46 21 325 719           CH-8050 Zurich,
Fax:  +41 43 317 7958                       USA: Tel: +1  203 750 7743             Switzerland
media.relations@ch.abb.com                 investor.relations@ch.abb.com          Tel. +41 43 317 7111
                                                                                  www.abb.com

                                              Summary Financial Information
                                             Nine Months Ended September 2003

                                                         ABB Ltd
                                          Summary Consolidated Income Statements


                                                        January - September                  July - September
                                                       2003             2002              2003             2002
                                                                     (restated)                          (restated)
                                                 ---------------------------------------------------------------------
                                                                ----- all amounts are unaudited -----
                                                                 (in millions, except per share data)
----------------------------------------------------------------------------------------------------------------------
Revenues                                           $    14,344       $    12,957      $     4,798       $     4,491
Cost of sales                                         (10,718)           (9,601)          (3,605)           (3,435)
                                                 ---------------------------------------------------------------------
Gross Profit                                             3,626             3,356            1,193             1,056
Selling, general and administrative expenses           (2,984)           (2,988)            (953)             (997)
Amortization expense                                      (31)              (30)             (10)              (10)
Other income (expense), net                               (91)               (8)               32             (135)
                                                 ---------------------------------------------------------------------
Earnings before interest and taxes                         520               330              262              (86)
Interest and dividend income                               108               146               38                42
Interest and other finance expense                       (455)             (164)            (166)                68
                                                 ---------------------------------------------------------------------
Income from continuing operations before taxes
and minority interest                                      173               312              134                24
Provision for taxes                                       (59)              (96)             (45)               (8)
Minority interest                                         (55)              (50)             (25)              (23)
                                                 ---------------------------------------------------------------------
Income (loss) from continuing operations                    59               166               64               (7)
Loss from discontinued operations, net of tax            (438)             (121)            (343)             (141)
                                                 ---------------------------------------------------------------------
Net income (loss)                                  $     (379)       $        45      $     (279)       $     (148)
                                                 ================= ================ ================= ================

Basic earnings (loss) per share:
Income (loss) from continuing operations           $      0.05       $      0.15      $      0.05       $    (0.01)
Net income (loss)                                  $    (0.32)       $      0.04      $    (0.23)       $    (0.13)

Diluted earnings (loss) per share:
Income (loss) from continuing operations           $      0.05       $      0.03      $      0.05       $    (0.10)
Net income (loss)                                  $    (0.32)       $    (0.07)      $    (0.23)       $    (0.22)
----------------------------------------------------------------------------------------------------------------------

                                                        ABB Ltd
                                          Summary Consolidated Balance Sheets
---------------------------------------------------------------------------------------------------------------------
                                                                         At                At               At
                                                                    September 30        June 30         December 31
                                                                        2003              2003             2002
                                                                 ----------------------------------------------------
                                                                         ----- all amounts are unaudited -----
                                                                           (in millions, except share data)
---------------------------------------------------------------------------------------------------------------------
Cash and equivalents                                                $     2,184       $     2,010       $     2,441
Marketable securities                                                     2,079             2,088             2,135
Receivables, net                                                          6,850             7,086             6,912
Inventories, net                                                          2,660             2,625             2,303
Prepaid expenses and other                                                2,006             2,083             2,676
Assets held for sale and in discontinued operations                       3,567             3,973             3,745
                                                                  ----------------------------------------------------
Total current assets                                                     19,346            19,865            20,212
Financing receivables, non-current                                        1,556             1,461             1,639
Property, plant and equipment, net                                        2,835             2,796             2,756
Goodwill                                                                  2,361             2,351             2,291
Other intangible assets, net                                                580               572               590
Prepaid pension and other related benefits                                  522               533               537
Investments and other                                                     1,349             1,210             1,508
                                                                  ----------------------------------------------------
Total assets                                                        $    28,549       $    28,788       $    29,533
                                                                  ====================================================
Accounts payable, trade                                             $     2,910       $     2,967       $     2,820
Accounts payable, other                                                   1,864             2,025             2,102
Short-term borrowings and current maturities of long-term
borrowings                                                                3,089             3,596             2,575
Accrued liabilities and other                                             7,077             6,837             8,177
Liabilities held for sale and in discontinued operations                  2,484             2,860             2,827
                                                                  ----------------------------------------------------
Total current liabilities                                                17,424            18,285            18,501
Long-term borrowings                                                      5,257             4,589             5,370
Pension and other related benefits                                        1,768             1,701             1,643
Deferred taxes                                                            1,089             1,074             1,152
Other liabilities                                                         1,742             1,648             1,596
                                                                  ----------------------------------------------------
Total liabilities                                                        27,280            27,297            28,262
Minority interest                                                           250               214               258
Stockholders' equity:
    Capital stock and additional paid-in capital (1,600,009,432 authorized, contingent and issued shares; 1,200,009,432
    shares issued at September 30, 2003)                                    571               571             2,027
    Retained earnings                                                     2,235             2,514             2,614
    Accumulated other comprehensive loss                                (1,649)           (1,670)           (1,878)
    Less:  Treasury stock, at cost (6,830,312 shares at
    September 30, 2003)                                                   (138)             (138)           (1,750)
                                                                  ----------------------------------------------------
Total stockholders' equity                                                1,019             1,277             1,013
                                                                  ----------------------------------------------------
Total liabilities and stockholders' equity                          $    28,549       $    28,788       $    29,533
                                                                  ====================================================
----------------------------------------------------------------------------------------------------------------------

                                                           ABB Ltd
                                        Summary Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------
                                                            January - September                July - September
                                                          2003              2002             2003              2002
                                                                         (restated)                         (restated)
                                                          ------------------------------------------------------------
                                                                       -----all amounts are unaudited-----
                                                                                   (in millions)
----------------------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss)                                      $ (379)           $    45          $ (279)           $ (148)
Adjustments to reconcile
net income (loss) to net
cash provided by
(used in) operating activities:
Depreciation and amortization                              435               442              145               151
Provisions*                                              (722)             (422)             (82)              (81)
Pension and post-retirement benefits                        23                69               73                40
Deferred taxes                                           (129)              (78)             (44)              (50)
Net gain from sale of property, plant
and equipment                                             (23)              (20)             (11)               (9)
Other                                                      265             (106)              103              (68)
Changes in operating assets and liabilities:
Marketable securities (trading)                             29               498              (6)                35
Trade receivables                                        (151)               374            (107)               161
Inventories                                              (109)             (125)               16                77
Trade payables                                            (60)              (53)             (13)             (131)
Other assets and liabilities, net                         (11)             (859)              326             (203)
                                                 ----------------- ---------------- ----------------- ----------------
Net cash provided by (used in)
operating activities                                     (832)             (235)              121             (226)
                                                 ----------------- ---------------- ----------------- ----------------
Investing activities
Changes in financing receivables                           181               112               22               261
Purchases of marketable securities
(other than trading)                                    (2,309)          (2,336)            (424)             (792)
Purchases of property, plant and equipment                (391)            (444)            (161)             (147)
Acquisitions of businesses
(net of cash acquired)                                     (49)             (99)              (5)              (35)
Proceeds from sales of marketable securities
(other than trading)                                     2,482             2,636              479               797
Proceeds from sales of property,
plant and equipment                                         96               390               34                47
Proceeds from sales of businesses (net of cash
disposed)                                                  465               257              208                28
                                                 ----------------- ---------------- ----------------- ----------------
Net cash provided by investing activities                  475               516              153               159
                                                 ----------------- ---------------- ----------------- ----------------
Financing activities
Changes in borrowings                                    (231)           (1,019)            (179)             (185)
Treasury and capital stock transactions                    156                --               --                --
Other                                                       22              (67)             (20)              (85)
                                                 ----------------- ---------------- ----------------- ----------------
Net cash used in financing activities                     (53)           (1,086)            (199)             (270)
                                                 ----------------- ---------------- ----------------- ----------------
Effects of exchange rate changes on cash and
equivalents                                                 95                50               34              (34)
Adjustment for the net change in cash and
equivalents in discontinued operations                      58              (90)               65              (66)
                                                 ----------------- ---------------- ----------------- ----------------
Net change in cash and equivalents -
  continuing operations                                  (257)             (845)              174             (437)
                                                 ----------------- ---------------- ----------------- ----------------
Cash and equivalents beginning of period                 2,441             2,412            2,010             2,004
                                                 ----------------- ---------------- ----------------- ----------------
Cash and equivalents end of period                      $2,184            $1,567           $2,184            $1,567
                                                 ================= ================ ================= ================
Interest paid                                           $  324            $  445           $   98            $  169
Taxes paid                                              $  157            $  202           $   51            $   63
----------------------------------------------------------------------------------------------------------------------

*  Reclassified to reflect the change in all provisions (previously this line was comprised of restructuring provisions only)

     ABB Ltd notes to summary consolidated financial statements (unaudited)
                    (US$ in millions, except per share data)

Note 1  The Summary Consolidated Financial Statements

The summary consolidated financial information is prepared on the basis of accounting principles generally accepted in the United States (USGAAP) and is presented in US dollars ($) unless otherwise stated. Data for orders and number of employees are shown as additional information and are not required disclosure under USGAAP. The accompanying summary financial information is unaudited; however, in the opinion of management it includes all normal adjustments necessary for a fair presentation of the unaudited financial position of the Company at September 30, 2003, and the consolidated results of its operations and cash flows for the three and nine months ended September 30, 2003 and 2002. Results of operations reported for interim periods are not necessarily indicative of results for the entire year.

Par value of capital stock is denominated in Swiss francs.

The summary financial information as of September 30, 2003, should be read in conjunction with the December 31, 2002, financial statements contained in the ABB Group Annual Report 2002 and the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as amended. The audit report on the Company's consolidated financial statements included in the Company's Annual Report on Form 20-F contains an explanatory paragraph that describes conditions that raise substantial doubt about the Company's ability to continue as a going concern.

The Company considers earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest and income (loss) from discontinued operations, net of tax, to be the most relevant measure of the Company's and its divisions' financial and operational performance. Accordingly, the Company evaluates itself and its divisions based on earnings before interest and taxes (operating income).

Note 2  Developments in the Nine Months Ended September 30, 2003:

o    Annual general meeting

     At the Company's annual general meeting held on May 16, 2003, the Company's shareholders approved amendments to its articles of incorporation providing for authorized share capital and an extension in contingent share capital.

     The amendments include the creation of CHF 250 million in authorized share capital, replacing CHF 100 million that expired in June 2001. This entitles the Company's board of directors to issue up to 100 million new ABB shares, of which some 30 million are reserved for use with the pre-packaged plan of reorganization of the Company's U.S. subsidiary, Combustion Engineering, Inc.

     The amendments also include an increase of contingent capital from CHF 200 million to CHF 750 million, allowing the issue of up to a further 300 million new ABB shares.

o    Sale of treasury shares

     In March 2003, the Company sold approximately 80 million treasury shares in two transactions for approximately $156 million.

o    Significant divestitures

     In March 2003, the Company sold its aircraft leasing business for approximately $90 million. Following the introduction of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, the Company determined that it is the primary beneficiary of the variable interest entity established by the buyer and accordingly consolidated this entity.

     In May 2003, the Company sold its interest in Sinopec Corp. in China, previously recorded as marketable securities, for approximately $82 million, resulting in a loss on sale of $40 million recorded in interest and other finance expense.

     In June 2003, the Company sold its interests in certain investees in Australia for approximately $90 million, resulting in a gain on sale of $28 million recorded in other income (expense), net.

     In June 2003, the Company sold its entire 35% interest in Swedish Export Credit Corporation to the Government of Sweden for SEK 1,240 million, resulting in net proceeds of approximately $149 million and a loss on sale of $87 million recorded in other income (expense), net.

     In August 2003, the Company completed the sale of its Building Systems business in Sweden, Norway, Denmark, Finland, Russia and the Baltics to YIT Corporation of Helsinki, Finland for approximately $185 million, resulting in a gain on sale of $95 million recorded in other income (expense) net.

     In September 2003, the Company sold its Building Systems business in several other countries, principally Belgium and the Netherlands for aggregate proceeds of approximately $15 million, resulting in an immaterial gain on sale.

o    Reclassifications and restatements

     Amounts in prior periods have been reclassified to conform to the Company's current presentation.

     On April 17, 2003, Swedish Export Credit Corporation, an equity accounted investee of the Company, filed an amendment to its Annual Report on Form 20-F for the fiscal year ended December 31, 2001, to correct an error in its accounting for the fair value of certain financial instruments. Amounts presented in these summary consolidated financial statements include the effect of adjustments recorded by Swedish Export Credit Corporation in the period ended September 30, 2002, to properly account for such instruments in accordance with accounting principles generally accepted in the United States. The effect of such adjustments resulted in a gain of $29 million in the first nine months of 2002 and a loss of $90 million in the third quarter of 2002. These adjustments are recorded in other income (expense), net, and were not reflected in previously disclosed 2002 summary financial information.

     In February 2003, the United States Securities and Exchange Commission provided the Company with clarification regarding a component of the Company's convertible bonds, issued in May 2002, which must be accounted for as a derivative. Amounts presented in these summary consolidated financial statements include a gain of $208 million and of $182 million in interest and other finance expense in the first nine months and third quarter of 2002, respectively, to properly account for such derivatives in accordance with the clarification. These adjustments were not reflected in the September 30, 2002, summary financial information released on October 24, 2002. See also "Accounting for the convertible bonds".

o    Restructuring program

     The 2001 program initiated in July 2001 in an effort to improve productivity, reduce cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries continues to be paid out in 2003.

     In the first nine months of 2003, the Company paid termination benefits of $81 million to approximately 2,102 employees and $13 million to cover costs associated with lease terminations and other exit costs related to the 2001 program. Based on changes in management's original estimate a $5 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Currency fluctuations resulted in a $19 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At September 30, 2003, accrued liabilities included $13 million for termination benefits and $53 million for lease terminations and other exit costs. The 2001 program was substantially completed during 2002 and the remaining liability will be substantially paid out through 2003.

     In October 2002, the Company announced the Step change program. The Company estimates that restructuring charges under the Step change program will be approximately $300 million and $200 million, in 2003 and 2004, respectively. The goals of the Step change program are to increase competitiveness of the Company's core businesses, reduce overhead costs and streamline operations by approximately $900 million on an annual basis by 2005. The Step change program is expected to be completed by mid-2004.

     In the first nine months of 2003, related to the Step change program, the Company recognized restructuring charges of $126 million related to workforce reductions and $39 million related to lease terminations and other exit costs associated with the Step change program. Based on changes in management's original estimate a $3 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Termination benefits of $90 million were paid to approximately 722 employees and $19 million were paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. Currency fluctuations resulted in a $2 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At September 30, 2003, accrued liabilities included $74 million for termination benefits and $44 million for lease terminations and other exit costs.

     With respect to other restructuring programs, in the first nine months of 2003 the Company recognized restructuring charges of $27 million related to workforce reductions, lease terminations and other exit costs. $16 million were paid to cover employee termination benefits and costs associated with lease terminations and other exit costs. Termination benefits were paid to approximately 251 employees. Workforce reductions include production, managerial and administrative employees. Currency fluctuations resulted in a $4 million decrease in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At September 30, 2003, accrued liabilities included $25 million for termination benefits and $5 million for lease terminations and other exit costs.

o    Borrowings

     The Company's total borrowings outstanding at September 30, 2003, and December 31, 2002, amounted to $8,346 million and $7,945 million, respectively. In December 2002, the Company established a new $1.5 billion 364-day revolving credit facility. This facility includes a 364-day term-out option whereby up to a maximum amount of $750 million (less a defined amount from the issuance of the CHF 1,000 million convertible bond) may be extended for up to a further 364 days in the form of term loans. As of December 31, 2002, nothing had been drawn under this new facility. In 2003, amounts have been drawn under the facility within the facility's monthly drawing limits until September when the amount drawn was reduced, and at September 30, 2003, an amount of $753 million was outstanding under the facility.

     The facility is secured by a package of ABB assets, including the shares of the Oil, Gas and Petrochemicals division (which is earmarked for divestment and is included in assets and liabilities held for sale and in discontinued operations), specific stand-alone businesses and certain regional holding companies. The facility is also secured by certain intra-group loans.

     The facility contains certain financial covenants including minimum interest coverage, maximum gross debt level, a minimum level of consolidated net worth as well as minimum levels of disposal proceeds for specified assets and businesses during 2003.

o    Accounting for the convertible bonds

     In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625% and are convertible into 84,940,935 fully paid ordinary shares of the Company at an initial conversion price of 18.48 Swiss francs (converted into U.S. dollars at a fixed conversion rate of 1.6216 Swiss francs per U.S. dollar). The conversion price is subject to adjustment provisions to protect against dilution or change in control. The Company's shares to be issued if the bonds are converted are denominated and traded in Swiss francs while the bonds are denominated in U.S. dollars. Therefore, under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and as clarified in discussions between the Company and the United States Securities and Exchange Commission, a component of the convertible bonds must be accounted for as a derivative. A portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative are recorded through earnings and as an adjustment to the carrying value of the bond. The allocation of a portion of the proceeds to the derivative creates a discount on issuance which is amortized to earnings over the life of the bond. Through December 31, 2002, as a result of the decline in the Company's share price since issuance of the bonds, the Company recorded a gain from the change in fair value of the derivative, partially offset by amortization of the effective discount, resulting in a net decrease to interest and other finance expense of $215 million, with a corresponding reduction in long-term borrowings. At September 30, 2003, as a result of an increase in the value of the derivative since the year-end, combined with the continued amortization of the discount on issuance, there was a charge to earnings of $79 million for the first nine months of 2003 and a corresponding increase in long-term borrowings, when compared to the December 31, 2002 balance.

     In September 2003, the Company issued CHF 1,000 million aggregate principal amount of convertible unsubordinated bonds due 2010. The bonds pay interest annually in arrears at a fixed annual rate of 3.5% and are convertible into 83,682,008 fully paid ordinary shares of the Company at an initial conversion price of CHF 11.95. The conversion price is subject to adjustment provisions to protect against dilution or change in control.

o    Discontinued operations and businesses held for sale

     The following divestments and discontinuations are accounted for in accordance with Statement of Financial Accounting Standards No. 144 (SFAS
     144), Accounting for the Impairment or Disposal of Long-Lived Assets, issued in August 2001 by the Financial Accounting Standards Board. The balance sheet and income statement data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as discontinued operations. In addition the balance sheet data for all periods presented have been restated to present the financial position of the businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale. In the statement of cash flows the effects of the assets and liabilities held for sale and in discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

     In November 2002, the Company sold the majority of its Structured Finance business to GE Commercial Finance for total cash proceeds of approximately $2.0 billion. The Structured Finance portfolio divested includes global infrastructure financing, equipment leasing and financing businesses. The divestment of this activity is in line with the Company's strategy to focus on power and automation technologies for industry and utility customers. In addition, the sale of Structured Finance was an important step in the Company's ongoing program to strengthen the balance sheet and reduce total debt. The results of operations of this business are reflected as discontinued operations.

     In December 2002, the Company sold its Metering business to Ruhrgas Industries GmbH of Germany, for total cash proceeds of approximately $223 million. Water and electricity metering is no longer a core business for the Company, and its divestment was part of the Company's strategy to focus on power and automation technologies for industry and utility customers. The results of operations of this business are reflected as discontinued operations.

     In the fourth quarter of 2002, the Company committed to sell its Oil, Gas and Petrochemical business which has been reflected as discontinued operations as of December 31, 2002. Subsequent to September 30, 2003, the Company signed a preliminary agreement to sell most of its upstream business in the Oil, Gas and Petrochemicals division to a private equity consortium consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC. The price range is between $925 million and $975 million.

     As a continuation of its divestment of the Structured Finance business, the Company has reached an agreement in the third quarter of 2003 to sell Export Bank.

     In addition, the Company has also discontinued certain other minor operations and projects.

     The loss from discontinued operations, including taxes, of $438 million recorded in the first nine months of 2003 includes revenues of $2,651 million.

     At September 30, 2003, the major classes of assets held for sale and in discontinued operations were: $283 million of cash, cash equivalents and marketable securities; $1,454 million of receivables; $426 million of inventories; $205 million of prepaid expenses and other; $173 million of financing receivables; $163 million of property, plant and equipment; $500 million of goodwill, $91 million of other intangible assets; $43 million of prepaid pension and other related benefits; and $229 million of investments and other. At September 30, 2003, the major classes of liabilities held for sale and in discontinued operations were: $1,694 million of accounts payable; $164 million of borrowings; $392 million of accrued liabilities and other; $95 million of pension and post-retirement benefits; $47 million of deferred tax liabilities; and $92 million of other liabilities.

o    Earnings per share
     The potential common shares from the warrants and options outstanding in connection with the Company's management incentive plan were excluded from the computation of diluted earnings (loss) per share in all periods presented, as their inclusion would have been antidilutive. The potential common shares from the convertible bonds were excluded from the computation of diluted earning (loss) per share in the three and nine months ended September 30, 2003, as their inclusion would have been antidilutive.

----------------------------------------------------------------------------------------------------------------------
                                                        January - September                  July - September
Basic earnings (loss) per share                        2003             2002              2003             2003
                                                 ---------------------------------------------------------------------
                                                                 (in millions, except per share data)
----------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations           $     59          $     166        $    64          $      (7)
Loss from discontinued operations, net of taxe         (438)              (121)          (343)              (141)
                                                 ---------------------------------------------------------------------
Net income (loss)                                  $   (379)         $      45        $  (279)         $    (148)
                                                 =====================================================================

Weighted average number of shares outstanding         1,171              1,113          1,193              1,113

Basic earnings (loss) per share:
Income (loss) from continuing operations           $   0.05          $    0.15        $  0.05           $  (0.01)
Loss from discontinued operations, net of tax      $  (0.37)         $   (0.11)       $ (0.28)          $  (0.12)
                                                 ---------------------------------------------------------------------
Net income (loss)                                  $  (0.32)         $    0.04        $ (0.23)          $  (0.13)
                                                 =====================================================================
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                        January - September                  July - September
Diluted earnings (loss) per share                      2003             2002              2003             2003
                                                 ---------------------------------------------------------------------
                                                                 (in millions, except per share data)
----------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations           $    59           $     166     $        64          $      (7)
Effect of dilution:
Convertible bonds, net of tax                            -                (128)              -               (114)
                                                 ---------------------------------------------------------------------
Income (loss) from continuing operations, adjusted      59                  38              64               (121)
Loss from discontinued operations, net of tax         (438)               (121)           (343)              (141)
                                                 ---------------------------------------------------------------------
Net loss, adjusted                                 $  (379)          $     (83)     $     (279)         $    (262)
                                                 =====================================================================

Weighted average number of shares outstanding        1,171               1,113            1,193             1,113
Dilution from convertible bonds                          -                  43                -                85
                                                 ---------------------------------------------------------------------
Diluted weighted average number of shares
outstanding                                          1,171               1,156            1,193             1,198
                                                 =====================================================================

Diluted earnings (loss) per share:
Income (loss) from continuing operations           $  0.05           $    0.03      $      0.05         $   (0.10)
Loss from discontinued operations, net of tax      $ (0.37)          $   (0.10)     $     (0.28)        $   (0.12)
                                                 ---------------------------------------------------------------------
Net loss, adjusted                                 $ (0.32)          $   (0.07)     $     (0.23)        $   (0.22)
                                                 =====================================================================

o    Stock-based compensation

     The Company maintains a management incentive plan under which it offers stock warrants to key employees, for no consideration. The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation. All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to the warrants, except in circumstances when a participant ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of the warrants was determined on the date of grant by using the Binomial option model.

----------------------------------------------------------------------------------------------------------------------
                                                        January - September                  July - September
                                                       2003             2002              2003             2002
                                                 ---------------------------------------------------------------------
                                                                 (in millions, except per share data)
----------------------------------------------------------------------------------------------------------------------
Net income (loss), as reported                     $  (379)       $         45      $    (279)         $     (148)
Less:  Total stock-based employee compensation
expense determined under fair value method for
all awards, net of related tax effects                 (10)                (16)            (1)                 (5)
                                                 ----------------- ---------------- ----------------- ----------------
Pro forma net income (loss)                        $  (389)       $         29      $    (280)         $     (153)
                                                 ================= ================ ================= ================

Basic and diluted earnings (loss) per share:
Basic - as reported                                $ (0.32)       $       0.04      $   (0.23)         $    (0.13)
Basic - pro froma                                  $ (0.33)       $       0.03      $   (0.23)         $    (0.14)

Diluted - as reported                              $ (0.32)       $      (0.07)     $   (0.23)         $    (0.22)
Diluted - pro forma                                $ (0.33)       $      (0.09)     $   (0.23)         $    (0.22)
----------------------------------------------------------------------------------------------------------------------

o    Commitments and contingencies

     Asbestos

     During the third quarter of 2003, the Company recorded a provision of $41 million to cover the net present value of the first two $25 million asbestos payments, previously considered contingent. The payments for 2008 and 2009 remain contingent. There is no change to the plan of reorganization nor to the Company's total asbestos liability

     On July 31, a U.S. district court approved a pre-packaged Chapter 11 protection plan filed earlier in the year by a U.S. subsidiary of the Company, Combustion Engineering, marking further progress towards a settlement of the asbestos issue. Following the court's approval, an appeals period began on a fast-track basis before the U.S. 3rd Circuit Court of Appeals. All documentation was received by the court on October 7 and a hearing date has been set for December 16, 2003. The Company remains confident that the plan will be approved.

Note 3  New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS 143), Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002, and requires that the fair value of a legal obligation associated with the retirement of tangible long-lived assets be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and allocated to expense over its useful life. The Company adopted SFAS 143 effective January 1, 2003. The adoption of SFAS 143 did not have a material impact on the Company's results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of, while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, the new Statement broadens the presentation of discontinued operations to include more sold and abandoned businesses. The Company adopted this statement effective January 1, 2002, and, as a result, reflected the assets, liabilities and results of operations of certain businesses and groups of assets as discontinued operations and also reflected the assets and liabilities of certain businesses and groups of assets as assets and liabilities held for sale for all periods presented to the extent these businesses and groups of assets meet the new criteria. Disposals and abandonments in previous years were not re-evaluated or reclassified.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. The Company elected to early adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of $6 million recorded as extraordinary items in the first quarter of 2002 are no longer reflected in extraordinary items.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The standard is effective January 1, 2003, and has been applied to restructuring plans initiated after that date.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will occur under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The Company has adopted the disclosure requirements of FIN 45 as of December 31, 2002. The recognition measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. The Company has adopted the accounting and measurement requirements of FIN 45 as of January 1, 2003.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation - Transition and Disclosure. An Amendment of FASB Statement No.
123. The Company has elected to continue with its current practice of applying the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees. The Company has adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 requires existing unconsolidated variable interest entities (VIEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. FIN 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003, the Company need not apply the provisions of FIN 46 until the end of the first interim or annual period ending after December 15, 2003. As of September 30, 2003, the Company consolidated a VIE that was created after January 31, 2003, resulting in an increase in total assets of $231 million and an increase in borrowings of $110 million. The Company continues its assessment of the effects of the adoption of FIN 46 for all VIEs created before February 1, 2003, and it does not expect such effects to be material to its consolidated financial position.

In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board issued Emerging Issues Task Force No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables, which was amended in January 2003 and requires that (a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangement, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete, and (c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into after June 30, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's financial position as of September 30, 2003, or on its results of operations for the three and nine months then ended.

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 (SFAS 150), Accounting for Certain Financial Instruments with Characteristics of both

Liabilities and Equity. SFAS 150 establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires that an issuer classify a financial instrument that is within the scope of the statement as a liability. SFAS 150 applies to all financial instruments entered into or modified after May 31, 2003, and otherwise became effective for the Company on July 1, 2003. Due to the complexity of this standard, the Company continues to assess its potential impact on the Company's consolidated financial position and results of operations in anticipation of the FASB's additional guidance.

Note 4  Summary of Consolidated Stockholders' Equity

----------------------------------------------------------------------------------------------------------------------
(in millions)
Stockholders' equity at January 1, 2003                                                                 $    1,013
Comprehensive loss:
Net loss                                                                                       (379)
Foreign currency translation adjustments                                                        129
Unrealized gain on available-for-sale securities, net of tax                                     73
Unrealized gain of cash flow hedge derivatives, net of tax                                       27
                                                                                    -----------------
Total comprehensive loss                                                                                      (150)
                                                                                                      ----------------
Sale of treasury stock                                                                                         156
                                                                                                      ----------------
Stockholders' equity at September 20, 2003 (unaudited)                                                  $    1,019
                                                                                                      ================
----------------------------------------------------------------------------------------------------------------------

Note 5  Segment and Geographic Data

In order to streamline the Company's structure and improve operational performance, the Company has, as of January 1, 2003, put into place two new divisions: Power Technologies, which combines the former Power Technology Products and Utilities divisions; and Automation Technologies, which combines the former Automation Technology Products and Industries divisions.

o The Power Technologies division serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation.

o The Automation Technologies division blends a product, system and service portfolio with end-user expertise and global presence to deliver solutions for control, motion, protection, and plant optimization across the full range of process, discrete and utility industries.

o The Non-Core Activities division was created in the fourth quarter of 2002 to group the following activities and businesses of the Company: Insurance, Equity Ventures, the remaining Structured Finance business, Building Systems, New Ventures, Air Handling, Customer Service, Group Processes, Logistic Systems, and Semiconductors.

The Company evaluates performance of its divisions based on earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest, and income (loss) from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division revenues, depreciation and amortization, and earning before interest and taxes (operating income), all of which have been restated to reflect the changes to the Company's internal structure.

Segment data

                                  -------------------------------------------------------------
                                                            Orders received
                                  -------------------------------------------------------------
(in millions)                           January - September                  July - September
                                  -------------------------------------------------------------
                                     2003                2002              2003            2002
                                  -------------------------------------------------------------
Power Technologies                $ 5,798             $ 5,243            $1,830         $ 1,509
Automation Technologies             7,328               6,522             2,361           2,036
Non-Core Activities                 2,361               3,044               430           1,061
Corporate(1)                      (1,076)             (1,222)             (208)           (366)
                                  -------------------------------------------------------------
Total                             $14,411             $13,587            $4,413         $ 4,240
                                  =============================================================



                                  -------------------------------------------------------------
                                                                Revenues
                                  -------------------------------------------------------------
(in millions)                          January - September                   July - September
                                  -------------------------------------------------------------
                                     2003                2002              2003            2002
                                  -------------------------------------------------------------
Power Technologies                $ 5,591             $ 5,041            $1,873         $ 1,739
Automation Technologies             7,135               6,096             2,442           2,064
Non-Core Activities                 2,691               2,920               707           1,049
Corporate(1)                      (1,073)             (1,100)             (224)           (361)
                                  -------------------------------------------------------------
Total                             $14,344             $12,957            $4,798         $ 4,491
                                  =============================================================



                                  -------------------------------------------------------------
                                        Earnings before interest and taxes (operating income)
                                  -------------------------------------------------------------
(in millions)                           January - September                  July - September
                                  -------------------------------------------------------------
                                     2003                2002              2003            2002
                                  -------------------------------------------------------------
Power Technologies                   $388                $337              $113          $   97
Automation Technologies               541                 411               181             141
Non-Core Activities                  (55)               (145)                47           (191)
Corporate(1)                        (354)               (273)              (79)           (133)
                                  -------------------------------------------------------------
Total                                $520                $330              $262          $ (86)
                                  =============================================================



                                  -------------------------------------------------------------
                                                   Depreciation and amortization
                                  -------------------------------------------------------------
(in millions)                           January - September                  July - September
                                  -------------------------------------------------------------
                                     2003                2002              2003            2002
                                  -------------------------------------------------------------
Power Technologies                   $135                $124               $45           $  42
Automation Technologies               188                 159                65              63
Non-Core Activities                    62                  77                16              27
Corporate                              50                  54                19              10
                                  -------------------------------------------------------------
Total                                $435                $414              $145           $ 142
                                  =============================================================

                                  -------------------------------------------------------------
                                                        Capital expenditures
                                  -------------------------------------------------------------
(in millions)                           January - September                  July - September
                                  -------------------------------------------------------------
                                     2003                2002              2003            2002
                                  -------------------------------------------------------------
Power Technologies                    $78                 $78               $28             $25
Automation Technologies               100                  98                51              34
Non-Core Activities                    51                  73                40              24
Corporate                              30                 119                 3              30
                                  -------------------------------------------------------------
Total                                $259                $368              $122            $113
                                  =============================================================

                                                              --------------------------------------
                                                                      Number of employees(2)
                                                              --------------------------------------
                                                              September 30, 2003   December 31, 2002
                                                              --------------------------------------
Power Technologies                                                   39,200              41,200
Automation Technologies                                              55,900              56,600
Non-Core Activities                                                  10,800              26,500
Oil, Gas and Petrochemicals                                          11,300              11,900
Corporate                                                             2,700               2,900
                                                              --------------------------------------
Total                                                               119,900             139,100
                                                              ======================================

                                  -------------------------------------------------------------
Geographic Information                                     Orders received (3)
                                  -------------------------------------------------------------
(in millions)                           January - September                  July - September
                                  -------------------------------------------------------------
                                     2003                2002              2003            2002
                                  -------------------------------------------------------------
Europe                            $ 8,028             $ 7,651            $2,273          $2,484
The Americas                        2,544               3,208               841             958
Asia                                2,362               1,790               894             661
Middle East and Africa              1,477                 938               405             137
                                  -------------------------------------------------------------
Total                             $14,411             $13,587            $4,413          $4,240
                                  =============================================================



                                  -------------------------------------------------------------
                                                              Revenues (3)
                                  -------------------------------------------------------------
(in millions)                           January   September                  July - September
                                  -------------------------------------------------------------
                                     2003                2002              2003            2002
                                  -------------------------------------------------------------
Europe                            $ 8,049             $ 7,309            $2,673          $2,595
The Americas                        2,817               2,988               958             956
Asia                                2,401               1,792               808             631
Middle_East and Africa              1,077                 868               359             309
                                  -------------------------------------------------------------
Total                             $14,344             $12,957            $4,798          $4,491
                                  =============================================================

(1)      Includes adjustments to eliminate inter-company transactions.
(2)      Includes businesses in discontinued operations.
(3)      Orders received and revenues have been reflected in the regions based on the location of the customers.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ABB LTD

Date:  October 28, 2003              By:        /s/ HANS ENHORNING
                                         -----------------------------------
                                     Name:  Hans Enhorning
                                     Title: Group Vice President,
                                            Assistant General Counsel



                                     By:        /s/ FRANCOIS CHAMPAGNE
                                         -----------------------------------
                                     Name:  Francois Champagne
                                     Title: Group Vice President,
                                            Senior Counsel